WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

October 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust; SEC File Nos. 333-132380 and 811-21864; Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), WisdomTree Trust (the “Trust”), on behalf of its series WisdomTree High Yield Corporate Bond PutWrite Strategy Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 644 (“PEA No. 644”), which was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001193125-18-277568) on September 19, 2018, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act.

The withdrawal of the PEA No. 644 is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust.

No securities were sold in connection with this offering.

Please feel free to contact me at 917-267-3721 with any questions or comments.

Sincerely,

/s/ Ryan Louvar
Ryan Louvar
Secretary